Exhibit 99.2

Anbio Biotechnology Announces Pricing of Initial Public Offering

Frankfurt am Main, Germany, Feb. 18, 2025 -- Anbio Biotechnology (the “Company” or “Anbio”), a global diagnostic company dedicated to the advancement of medical technology and the provision of in vitro diagnostics products, today announced the pricing of its initial public offering (the “Offering”) of 1,600,000 Class A ordinary shares (“the Class A Ordinary Shares”) at a public offering price of US$5.00 per Class A Ordinary Share. The Class A Ordinary Shares have been approved for listing on the Nasdaq Global Market and are expected to commence trading on February 19, 2025 under the ticker symbol “NNNN.”

The Company expects to receive aggregate gross proceeds of US$8 million from the Offering, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about February 20, 2025, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for expansion of sales and distribution network in the strategically selected markets, research and development, and working capital and general corporate matters.

The Offering is being conducted on a firm commitment basis. AC Sunshine Securities LLC is acting as the underwriter for the Offering (the “Underwriter”). Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Focus Law is acting as U.S. counsel to the Underwriter in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-284106), as amended, and was declared effective by the SEC on February 18, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from AC Sunshine Securities LLC by email at prospectus@acsunshine.com, by standard mail to 200 E. Robinson Street, Suite 295, Orlando, FL 32801, or by telephone at +1 (689)-689-9686. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Anbio Biotechnology

Anbio Biotechnology is dedicated to the advancement of medical technology and the provision of in vitro diagnostics (IVD) products. It is an innovation-driven global diagnostic company offering a diverse portfolio of mature diagnostic assays and five key platforms for biomarker detection, including Fluorescent Immunochromatographic Solution (FIA), Chemiluminescent Immunoassay Solution (ChLIA), Polymerase Chain Reaction Solution (PCR), Lateral Flow Assay Solution (LFIA), and Loop-Mediated Isothermal Amplification Solution (LAMP). These solutions cater to point-of-care settings, laboratory, and over-the-counter applications, enabling healthcare providers and patients to access fast, reliable, and cost-effective diagnostic tools. With a strong global presence across the EU, APAC, and the Americas, the Company’s Conformité Européenne (CE)-marked products detect biomarkers associated with critical medical domains, encompassing infectious diseases, cancer, cardiovascular diseases, inflammation, drug abuse, endocrine disorders, renal disease, pharmacogenomics, and diabetes. Designed for compatibility with multiple sample collection matrices, including serum, plasma, whole blood, feces, urine, and saliva, the product lineup facilitates efficient and reliable diagnostic testing across diverse patient populations and healthcare settings. By prioritizing innovation, affordability, and speed, Anbio aims to transform the global diagnostics landscape, fostering a paradigm shift towards personalized and decentralized diagnostic solutions. For more information, please visit the Company’s website: https://www.anbiobiotechnology.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

investors@ascent-ir.com